Exhibit 99.(h)(3)

AMENDED AND RESTATED

SUB-ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

This Amended and Restated Agreement is effective as of January 1, 2015 between BNY MELLON INVESTMENT SERVICING (US) INC., a Massachusetts corporation (“BNYM”), and TOUCHSTONE ADVISORS, INC. an Ohio corporation (the “Administrator”). Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.

BACKGROUND

A.            The Administrator serves as the administrator of each registered investment company listed on Exhibit A attached hereto, as may be amended from time to time (each, a “Fund” and collectively, the “Touchstone Funds”).

B.            The Administrator wishes to retain BNYM to provide sub-administration and accounting services on behalf of each Fund’s investment portfolios also listed on Exhibit A attached hereto (each a “Portfolio”). BNYM wishes to furnish such services.

C.            Each Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:

1.             Appointment. The Administrator hereby appoints BNYM to provide sub-administration and accounting services with respect to each of the Fund’s Portfolios, in accordance with the terms set forth in this Agreement. BNYM accepts such appointment and agrees to furnish such services. BNYM shall be under no duty to take any action hereunder on behalf of the Administrator, a Fund, or any Portfolio except as BNYM and the Administrator may specifically set forth herein or agree to in a written amendment hereto. BNYM shall not bear, or otherwise be responsible for, any fees, costs, or expenses charged by any third-party service providers engaged by the Administrator with respect to a Fund or by any other third-party service provider to a Fund.

2.             Instructions.

(a)           Unless otherwise provided in this Agreement, BNYM shall act only upon Oral Instructions or Written Instructions.

(b)           BNYM shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by BNYM to be an Authorized Person) pursuant to this Agreement. BNYM may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution, or proceeding of a Fund’s

Board of Trustees or of a Fund’s shareholders, unless and until BNYM receives Written Instructions to the contrary.

(c)           The Administrator agrees to forward to BNYM Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by BNYM or its Affiliates) so that BNYM receives the Written Instructions by the close of business on the same day that such Oral Instructions are received. The fact that such confirming Written Instructions are not received by BNYM or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or BNYM’s ability to rely upon such Oral Instructions; provided, however, that to the extent that Oral Instructions differ from confirming Written Instructions, BNYM shall make all commercially reasonable efforts to promptly reconcile the differing Instructions with the Administrator.

3.             Right to Receive Advice.

(a)           Advice of the Administrator. If BNYM is in doubt as to any action it should or should not take, BNYM may request directions or advice, including Oral Instructions or Written Instructions, from the Administrator.

(b)           Advice of Counsel. If BNYM shall be in doubt as to any question of law pertaining to any action it should or should not take, BNYM may request advice from counsel of its own choosing (who may be counsel for a Fund, a Fund’s investment adviser, or BNYM). Unless agreed to in writing by the Administrator, BNYM shall be solely responsible for all attorneys’ fees if it requests advice from counsel who is not counsel for a Fund or a Fund’s investment adviser. BNYM shall obtain the prior consent of Administrator before requesting advice from counsel for a Fund or a Fund’s investment adviser, unless advice is sought in the ordinary course of providing the sub-administration services outlined in Section 13.

(c)           Conflicting Advice. BNYM may rely upon and follow the reasonable advice of counsel if there is a conflict between directions, advice, or Oral Instructions or Written Instructions that BNYM receives from the Administrator and the advice BNYM receives from counsel.

(d)           No Obligation to Seek Advice. BNYM is not obligated (i) to seek such directions, advice, Oral Instructions, or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

4.             Records; Visits.

(a)           The books and records pertaining to a Fund and its Portfolios which are in the possession or under the control of BNYM shall be the property of such Fund. The Administrator, a Fund, and Authorized Persons shall have access to such books and records at all times during BNYM’s normal business hours. Upon the reasonable request of the Administrator or a Fund, BNYM shall provide copies of any such books and records to an Authorized Person, at the Fund’s expense, as mutually agreed upon by the parties hereto.

(b)           BNYM shall keep the following records:

(i)            all books and records with respect to each Portfolio’s books of account;

(ii)           records of each Portfolio’s securities transactions; and

(iii)          all other books and records as the Funds are required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided by BNYM hereunder.

5.             Confidentiality.

(a)           Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any non-public data or information that is competitively sensitive material, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Administrator, a Fund, or BNYM, their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Administrator, a Fund or BNYM a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential or which would reasonably be expected or understood to be Confidential Information.

(b)           Information shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental, or regulatory agency request or law; (f) is reasonably relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by BNYM in connection with an independent third-party compliance review or a review conducted by a regulatory entity; or upon the prior written approval of the Administrator, which shall not be unreasonably withheld; or (h) has been or is independently developed or obtained by the receiving party.  The provisions of this Section 5 shall survive termination of this Agreement for a period of three years after such termination.

(c)           The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”).  The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) each Fund consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of each Fund’s employees and representatives on the systems or in the records of the BNY Mellon Group or its service providers. The BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group, and notwithstanding anything in this Agreement to the contrary the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with a particular Fund. Each Fund confirms that it is authorized to consent to the foregoing and that the disclosure and storage of information in connection with the Centralized Functions does not violate any relevant data protection legislation.

6.             Liaison with Accountants. BNYM shall act as liaison with a Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and other audit-related schedules with respect to each Portfolio. BNYM shall take all reasonable action in the performance of its duties under this Agreement to assure that it makes available the necessary information to such accountants timely for the expression of their opinion, as required by a Fund.

7.             BNY Mellon System. BNYM shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by BNYM in connection with the services provided by BNYM with respect to a Fund; notwithstanding the foregoing, however, it is understood and agreed by the parties that the Fund data populating BNYM databases and other systems shall remain the sole property of each Fund.

8.             Disaster Recovery. BNYM shall enter into and shall maintain in effect with appropriate parties one or more agreements making commercially reasonable provisions for emergency use of electronic data processing equipment designed to ensure continuity of services provided to the Fund. In the event of equipment failures, BNYM shall, at no additional expense to a Fund, take all commercially reasonable steps to minimize service interruptions. BNYM shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided BNYM’s own intentional misconduct, bad faith, or gross negligence does not cause such loss or interruption.

9.             Information Security.

(a)           Treatment of Customer-Related Data. Each party represents and warrants that at all times during and after the terms of this Agreement, it shall use, handle, collect, maintain and safeguard Customer-Related Data in accordance with: (i) a party’s privacy policy, as it is in effect from time to time, a summary of which shall be provided or made available to the other party upon reasonable request; (ii) the confidentiality and non-disclosure requirements of this Agreement; and (iii) applicable law related to the use, collection, maintenance and sake keeping of Customer-Related Data, whether in effect now or in the future, as it may apply to such party and its performance as contemplated by this Agreement (“Applicable Law”).

(b)           Information Security Program.

(1)           Each party will implement and maintain a comprehensive written information security program (“Information Security Program”) in compliance with Applicable Law, which shall include all necessary measures, including the establishment and maintenance of appropriate policies, procedures and technical, physical, and administrative safeguards, designed to (i) ensure the security and confidentiality of the Customer-Related Data, (ii) protect against foreseeable threats or hazards to the security or integrity of Customer-Related Data, (iii) protect against unauthorized access to or use of such information, and (iv) ensure appropriate disposal of the Customer-Related Data.

(2)           Without limiting the foregoing, the Information Security Program shall provide for:

(i)            assessment of the risks to the security of Customer-Related Data acquired or maintained by the party and its agents and contractors, including, but not limited to (1) identification of internal and external threats that could result in unauthorized disclosure, alteration or destruction of Customer-Related Data and systems used by the party and its agents and contractors, (2) assessment of the likelihood and potential damage of such threats, taking into account the sensitivity of such Customer-Related Data, and (3) assessment of the sufficiency of policies, procedures, information systems of the party and its agents and contractors, and any other arrangements in place to control risks; and

(ii)           appropriate protection against such risks.

(3)           Each party shall, and shall require its agents and contractors with access to Customer-Related Data, to regularly test key controls, systems and procedures relating to the Information Security Program. The frequency and nature of such tests shall be determined by the party’s own risk assessment.

(4)           Each party shall deliver to the other party, upon reasonable request, certifications of such compliance or a SOC 1 (SSAE 16) Report provided; however, the determination of which to provide shall be in the sole discretion of the providing party.

(5)           Each party will report to the other parties all material breaches of security or unauthorized access to that party’s systems which affect the security of Customer-Related Data as soon as practical.  If there is a reasonable likelihood that a party may become aware of activities, patterns of activity, or practices that indicate the possible existence of identity theft (as defined by regulations adopted by the Federal Trade Commission), that party shall take appropriate measures, including the establishment and maintenance of policies and procedures to detect such activities, patterns or practices. Upon the occurrence of a material breach all parties shall reasonably cooperate in implementing an appropriate response.

(c)           Irreparable Harm. Each party acknowledges that any breach of this Section 8would result in immediate and irreparable harm for which monetary damages would be inadequate.  Accordingly, either party will be entitled to equitable relief and shall not be required to post any bond or security to obtain same to remedy any threatened or actual breach of this Section 8 by the other party, as well as such other relief as any court of competent jurisdiction deems appropriate. This provision and the obligations hereunder shall survive termination of the Agreement.

10.          Compensation.

(a)           As compensation for services rendered by BNYM during the term of this Agreement, the Administrator will pay to BNYM fees and charges agreed to in writing by the parties from time to time (the “Fees”). The parties will set forth the Fees in a fee letter, which is incorporate into this document by reference (the “Fee Agreement”). To the extent the services provided hereunder are not materially affected, the Administrator and BNYM agree that the merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Administrator, a Fund, or any unaffiliated fund shall not affect the fee arrangements hereunder except as agreed to in writing signed by both parties.

(b)           The parties agree that if under any circumstances the Touchstone Funds’ aggregate assets under management reach $40 billion within the first three years of this Agreement, this event (the “Fee Renegotiation Event”). will materially affect the services under this Agreement.

(c ) In the event Section 10(b) becomes applicable and the parties do not execute a revised Fee Agreement within 180 days of the Fee Renegotiation Event, then the Initial Term shall be deemed to expire one year after the Fee Renegotiation Event; provided, however, that absent written notice by either party not to renew the Agreement in accordance with Section 17(a), a Renewal Term shall commence upon expiration of the Initial Term.

(d)           The undersigned hereby represents and warrants to BNYM that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to BNYM or to the adviser or sponsor to a Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up-front payments, signing payments, or periodic payments made or to be made by BNYM to such adviser or sponsor or any affiliate of the Administrator or a Fund relating to this Agreement have been fully disclosed to the Board of Trustees of the applicable Fund and that, if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(e)           Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Administrator shall remain responsible for paying to BNYM the fees set forth in the applicable Fee Agreement.

11.          Standard of Care/Limitation of Liability.

(a)           BNYM shall be liable to the Administrator or the Funds (or any person or entity claiming through the Funds) for Loss only to the extent the Loss is caused by BNYM’s intentional misconduct, willful misfeasance, bad faith, or negligence in the performance of its duties under this Agreement (“Standard of Care”).

(b)           BNYM’s cumulative maximum liability to the Administrator, the Funds, and any person or entity claiming through the Funds for any Losses, regardless of the form of action or legal theory, shall not exceed the fees received by BNYM for services provided hereunder during the 24 months immediately prior to the Loss Date. If BNYM has provided services for less than 24 months immediately prior to the Loss Date, then any Losses shall not exceed the fees it would have received for the services provided hereunder during the first 24 months of this Agreement. Notwithstanding the foregoing, BNYM’s liability shall not be capped in the event a Loss is attributable to the intentional misconduct or the willful misfeasance of BNYM.

(c)           Neither party or its Affiliates shall be liable for any Loss (including Loss caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation: natural disasters; epidemics; action or inaction of civil or military authority; war, terrorism, riots or insurrection; criminal acts; job action by organized labor; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; non-performance by third parties (other than subcontractors of BNYM for causes other than those described herein); or functions or malfunctions of the internet, firewalls, encryption systems, or security devices caused by any of the foregoing (all and any of the foregoing being an “Event Beyond Reasonable Control”).  The affected Party shall be excused from any non-performance caused by the Event Beyond Reasonable Control for so long as the Event Beyond Reasonable Control or damages caused by it persists and such party continues to use commercially reasonable efforts to attempt to perform the obligation so impacted.

(d)           BNYM shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy, of any instruction, direction, notice, and instrument or other information provided by the Administrator which BNYM reasonably believes to be genuine. BNYM shall not be liable for any damages that it causes when acting in accordance with Written Instructions provided by the Administrator or a Fund, or advice of counsel received pursuant to Section 3 above. BNYM shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.

(e)           Neither party nor its Affiliates (including each Fund) shall be liable for any consequential, incidental, exemplary, punitive, special, or indirect damages, whether or not such party or its affiliates knew or should have known of the likelihood of such damages.

(f)            Neither party nor its Affiliates may assert a cause of action (or, if applicable, commence an arbitration or other alternate dispute resolution proceeding) against the other party or any of its Affiliates more than 36 months after the first event or occurrence comprising the conduct or alleged conduct upon which the cause of action is based.

(g)           Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h)           This Section 10 shall survive termination of this Agreement.

12.          Indemnification.

(a)           Except to the extent attributable to BNYM’s failure to meet its Standard of Care (defined in Section 10 above), the Administrator agrees to indemnify, defend, and hold harmless BNYM, its Affiliates, and their directors, trustees, officers, agents and employees from all Losses and reasonable expenses (including attorneys’ fees and court costs, travel costs, and other out-of-pocket costs related to dispute resolution) arising directly from: (a) any action or omission to act by any prior service provider with respect to a Fund; and (b) any action taken or omitted to be taken by BNYM in connection with the provision of services to a Fund.

(b)           BNYM agrees to indemnify, defend, and hold harmless the Administrator, each Fund, their Affiliates, and their respective directors, trustees, officers, agents, and employees from all Losses and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly from any action taken or omitted to be taken by BNYM as a result of and to the extent of its failure to meet the Standard of Care in connection with its provision of services to a Fund or the Administrator.

(c) This Section 11 shall survive termination of this Agreement.

13.          Description of Accounting Services on a Continuous Basis. BNYM will perform the following accounting services with respect to each Portfolio:

(i)            Journalize investment, capital share, and income and expense activities;

(ii)           Verify investment buy/sell trade tickets when received from the investment adviser for a Portfolio (the “Adviser”) and transmit trades to the Fund’s custodian (the “Custodian”) for proper settlement;

(iii)          Maintain individual ledgers for investment securities;

(iv)          Maintain historical tax lots for each security;

(v)           Reconcile cash and investment balances of each Fund with its Custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(vi)          Update the cash availability throughout the day as required by the Adviser;

(vii)         Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations;

(viii)        Calculate various contractual expenses (e.g., advisory, sub-advisory, administration, 12b-1 fees, and shareholder servicing fees);

(ix)          Monitor the expense accruals and notify an officer of the relevant Fund of any proposed adjustments;

(x)           Control all disbursements and authorize such disbursements upon Written Instructions;

(xi)          Calculate capital gains and losses;

(xii)         Calculate income and capital gains available for periodic distribution and upon approval by the Administrator, process the distributions;

(xiii)        Determine net income;

(xiv)        Obtain security market quotes from independent pricing services approved by the Adviser, or if such quotes are unavailable, then obtain such prices from the Adviser, and in either case calculate the market value of each Portfolio’s investments in accordance with the relevant Fund’s valuation policies or guidelines; provided, however, that BNYM shall not under any circumstances be under a duty to independently price or value any of a Fund’s investments itself or to confirm or validate any information or valuation provided by the Adviser or any other pricing source, nor shall BNYM have any liability relating to inaccuracies or otherwise with respect to such information or valuations unless such inaccuracy was caused by the failure of BNYM to meet its Standard of Care;

(xiv)        Transmit or make available a copy of the daily portfolio valuation to the Adviser;

(xv)         Prepare, review, and maintain fund budgets;

(xvi)        Compute net asset value; and

(xvii)       As appropriate, compute yields, total return, expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity.

14.          Description of Sub-Administration Services on a Continuous Basis. BNYM will perform the following administration services with respect to each Portfolio:

(i)            Prepare quarterly broker security transactions summaries;

(ii)           Prepare monthly security transaction listings;

(iii)          Supply various normal and customary Portfolio and Fund statistical data as requested on an ongoing basis;

(iv)          Prepare for execution and filing each Fund’s Federal, state and excise tax returns;

(v)           Prepare fiscal year-end tax provision analysis; process tax adjustments on securities (identified by Funds’ management) that require such treatment (subject to “Exclusion” set forth below); prepare ROCSOP adjusting entries; prepare financial statement footnote disclosures;

(vi)          Prepare calendar year tax distribution analysis; process tax adjustments on securities (identified by Funds’ management) that require such treatment (subject to “Exclusion” set forth below); prepare annual tax-based distribution estimate;

(vii)         Monitor and communicate to the Administrator each Portfolio’s status as a regulated investment company under Sub-chapter M of the Internal Revenue Code of 1986, as amended, with respect to qualification under the asset diversification and gross income tests;

(viii)        Prepare each Fund’s financial statements for its annual and semi-annual shareholder reports, and prepare and coordinate the filing of Forms N-CSR, N-Q and N-PX (with the Fund providing the voting records in the format required by BNYM);

(ix)          Prepare and coordinate the filing of annual Post-Effective Amendments to each Fund’s Registration Statement on Form N-1A (not including the creation of a series or class); prepare and file (or coordinate the filing of) (i) semi-annual reports on Form N-SAR and (ii) Notices pursuant to Rule 24f-2;

(x)           Administratively assist in obtaining the fidelity bond and directors’ and officers’/errors and omissions insurance policies for each Fund, and coordinate the SEC filing of each Fund’s fidelity bond with the Funds’ financial printer;

(xi)          Draft agendas (with final selection of agenda items being made by Fund counsel) and resolutions for quarterly board meetings;

(xii)         Coordinate the assembly and mailing of board materials for quarterly board meetings;

(xiii)        Attend quarterly board meetings and draft minutes thereof;

(xiv)        Provide compliance policies and procedures related to services provided by BNYM and, if mutually agreed, certain of BNYM affiliates, summary procedures thereof and periodic certification letters; and

(xv)         Maintain a regulatory calendar for each Fund listing various SEC filing and board approval deadlines.

All regulatory services are subject to the review and approval of Fund counsel.

Exclusion:             BNY Mellon is not responsible for the identification of securities requiring U.S. tax treatment that differs from treatment under U.S. generally accepted accounting principles (e.g., passive foreign investment companies (PFIC)); this responsibility resides with Funds’ management. BNY Mellon is responsible only for processing such identified securities, in accordance with U.S. tax laws and regulations.

15.          Uncertain Tax Positions Services.

(a)           BNYM shall provide the following services (the “Services”) to each Fund with respect to the Fund’s Tax Positions (as defined below) for each Review Period (as defined below):

(i)            Documentation of all material tax positions taken by a Fund with respect to the following fiscal years and identified to BNYM (“Tax Positions”): the Fund’s fiscal years ended as set forth on Exhibit A hereto and each fiscal year of the Fund thereafter (each such fiscal year being a “Review Period”);

(ii)           Review of such Fund’s: (A) tax provision workpapers, (B) excise tax distribution work papers, (C) income and excise tax returns, (D) tax policies and procedures and (E) Subchapter M compliance workpapers;

(iii)          Determination as to whether the Tax Positions have been consistently applied and documentation of any inconsistencies;

(iv)          Review of relevant statutory authorities;

(v)           Review of any tax opinions and legal memoranda prepared by tax counsel or tax auditors to the Fund;

(vi)          Review of standard mutual fund industry practices, to the extent such practices are known to or may reasonably be determined by BNYM; and

(vii)         Delivery of a written report to such Fund with respect to the above.

(b)           The following are expressly excluded from the Services: (i)  assessment of risk of any challenge by the Internal Revenue Service or other taxing authority against any Tax Position (including, without limitation, whether it is “more likely than not” such Tax Position would be sustained); (ii) calculation of any tax benefit measurement, in whole or in part, that may be required if any “more likely than not” threshold has not been met; and (iii) any tax opinion or tax advice. Additionally, none of the Services shall be deemed to be or constitute a tax opinion or tax advice.

(c)           The Administrator shall cause a Fund to provide such information and documentation as BNYM may reasonably request in connection with the Services. A Fund’s independent public accountants shall cooperate with BNYM and make such information available to BNYM as BNYM may reasonably request. BNYM shall cooperate with each Fund’s independent public accountants and promptly make such information available to each Fund’s independent public accountants as each Fund’s independent public accountants may reasonably request.

(d)           Notwithstanding anything to the contrary in this Agreement and without limiting any rights, protections or limitations of liability otherwise provided to the parties pursuant to this Agreement, (i) BNYM is authorized and permitted to release such non-confidential information as is commercially reasonably necessary or appropriate to be released in connection with the provision of any of the Services, (ii) management of a Fund is responsible for complying with all uncertain tax positions reporting obligations relating to such Fund and BNYM shall have no liability to the Fund or any other entity or governmental authority with respect to any tax positions taken by the Fund, (iii) BNYM shall have no liability either for any error or omission of any other servicer provider (including any accounting firm or tax adviser) to a Fund or for any failure to discover any such error or omission, (iv) a Fund shall be responsible for all filings, tax returns and reports on all Tax Positions and for the payment of all taxes and similar items (including without limitation penalties and interest related thereto) and (v) in the event of any error or omission in the performance of a Service a Fund’s sole and exclusive remedy and BNYM’s sole liability shall be limited to re-performance of the applicable Service and the preparation and delivery to the Fund of a corrected report enumerated in Section 14(a)(vii) above (if necessary), such re-performance, preparation and delivery to be provided at no additional service charge to the Administrator.

(e)                                  IRS CIRCULAR 230 DISCLOSURE:

To ensure compliance with requirements imposed by the Internal Revenue Service, BNYM informs the Administrator that any U.S. tax advice contained in any communication from BNYM to the Administrator or the Funds (including any future communications) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein or therein.

16.          Description of Money Market Fund Services on a Continuous Basis:

(a)                                 BNYM has entered into an agreement with a print vendor (the “Print Vendor”) for the Print Vendor to provide to BNYM the ability to generate monthly portfolio holdings reports on Form N-MFP as required by Rule 30b1-7 and an electronic file of the monthly portfolio holdings information required by Rule 2a-7(c)(12) for public website disclosure (collectively “Money Market Reports”) for its clients. Notwithstanding anything to the contrary in this Amendment, BNYM shall not be obligated to perform any of the money market fund services described in Section 15(b)(i) through 15(b)(iii) unless an agreement, including all relevant schedules and appendices thereto, between BNYM and the Print Vendor for the provision of such services is then-currently in effect. BNYM will inform the Administrator and the relevant Fund of the identity of the Print Vendor and if any agreement with such Print Vendor terminates. The Administrator and such Fund are free to attempt to contract directly with the Print Vendor for the provision of the services herein.

(b)           BNYM shall provide the following services with respect to those Funds and their Portfolios listed on Exhibit A and designated with an *:

(i)            BNYM, subject to its timely receipt of all necessary information related thereto, will, or will cause the Print Vendor to, as applicable for the particular Money Market Report: (A) prepare, on a monthly basis, Form N-MFP; (B) prepare, on a monthly basis, an electronic file of the portfolio holdings information required by Rule 2a-7(c)(12) for public website disclosure; (C) file Form N-MFP with the Securities and Exchange Commission; and (D) provide the electronic file prepared pursuant to Section 15(b)(i)(B) herein to the Administrator, or at the Administrator’s written direction, to a third party (together, the “Services” for this Section 15).

(ii)           Neither BNYM nor the Print Vendor, in connection with a particular Money Market Report, will: (A) access, post reports to or perform any service on the Fund’s website; or (B) prepare, provide or generate any reports, forms or files not specifically agreed to by the parties hereto. The Administrator acknowledges that it shall be responsible for the retention of the Money Market Reports in accordance with Rule 2a-7 or any other applicable rule or regulation.

(iii)          Unless mutually agreed in writing between BNYM and the Administrator, BNYM will use the same layout and format for every successive reporting period for the Money Market Reports. At the request of the Administrator and upon the mutual agreement of the parties hereto as to the scope of any changes and the additional compensation of BNYM, BNYM will, or will cause the Print Vendor to, customize the Money Market Report described in Section 15(b)(ii) above. Any such customization to be further described in an exhibit to this Agreement.

(c)           BNYM shall not be responsible for: (a) delays in the transmission to it by the Fund, the Fund’s adviser and entities unaffiliated with BNYM (collectively, “Third Parties” for this Section 15) of data required for the preparation of the Money Market Reports, (b) inaccuracies of, errors in or omissions of, such data provided to it by any Third Party, and (c) review of such data provided to it by any Third Party. This Section 15(c) is a limitation of responsibility provision for the benefit of BNYM, and shall not be used to imply any responsibility or liability against BNYM.

(d)           The Administrator or the Fund shall, in a timely manner, review and comment on, and as deemed necessary, cause Fund’s counsel and accountants to review and comment on, each Form N-MFP. The Administrator shall, or shall cause the Fund to, provide timely final sign-off of, and authorization and direction to file, each Form N-MFP. Absent such timely final sign-off, authorization, and direction, BNYM shall be excused from its obligations to prepare and file the affected Form N-MFP. BNYM is providing the Services based on the representation and warranty of the Administrator, that the Services together with the activities of the Fund in accordance with its internal policies, procedures, and controls shall together satisfy requirements of the laws applicable to the Fund and Money Market Reports.

17.          Duration and Termination.

(a)           This Agreement shall be effective as of January 1, 2015 and unless terminated pursuant to its terms shall continue until December 31, 2019 (the “Initial Term”).

(b)           Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms of (“Renewal Terms”), unless the Administrator or BNYM provides written notice to the other party of its intent not to renew (“Non-renewal Notice”). The non-renewing party must provide the Non-renewal Notice at least 90 days prior to the expiration of the Initial Term or the then-current Renewal Term. In the event a party provides a Non-Renewal Notice, this Agreement shall terminate at 11:59 PM (Eastern Time) on the last day of the Initial or Renewal Term, as applicable.

(c)           In the event of termination, all commercially reasonable and customary expenses associated with movement of records and materials and conversion thereof to a successor service provider will be borne by the Administrator and paid to BNYM prior to any such conversion.

(d)           If a party materially breaches this Agreement (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice of the material breach and require the Defaulting Party cure the breach within 30 days after receiving such notice (the “Breach Notice”). If the Defaulting Party fails to cure the material breach within 30 days, then the Non-Defaulting Party may terminate this Agreement by giving at least 30-day written notice of termination to the Defaulting Party (the “Breach Termination Notice”). In the event a party provides a Breach Termination Notice, this Agreement shall terminate as of 11:59 PM (Eastern Time) on the termination date stated in the notice. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(e)           Notwithstanding anything contained in this Agreement to the contrary (other than Section 16(f) below), if the Administrator gives notice to BNYM terminating it as the provider of any of the services hereunder or if the Administrator otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”) the following shall apply:

(i)            BNYM shall, if requested by the Administrator, make a good faith effort to facilitate a conversion to a successor service provider; provided that BNYM does not guarantee that it will be able to effect a conversion on the date(s) requested by the Administrator.

(ii)           Early Termination Fee.

(A)          Before the effective date of the Early Termination, the Administrator shall pay to BNYM an amount equal to three months’ fees (the “Early Termination Fee”) calculated as if BNYM were to provide all services during that three-month period.

(B)          The Administrator shall calculate the Early Termination Fee using the average of the monthly fees and other amounts due to BNYM under this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given, the date it should have been given).

(C)          If the Administrator gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.”

(D)          If any of a Fund’s assets serviced by BNYM under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider: (i) the Administrator will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and (ii) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f)            In the event that this Agreement is terminated in accordance with the provisions of Section 16(d) above, Section 16(e) above shall be treated as if it was not a part of this Agreement.

(g)           BNYM agrees that it will not terminate this agreement prior to the Initial Term or any subsequent Renewal term without providing at least 90 days’ written notice to the Administrator. In the event of early termination by BNYM except as provided under Section 16(d), BNYM will bear all expenses associated with conversion and movement of records and materials (“Conversion Expenses”) to a successor sub-administrator and pay all Conversion Expenses to the Administrator with 10 calendar days of being invoiced.

18.          Notices. Notices shall be addressed (a) if to BNYM, at 103 Bellevue Parkway, Wilmington, Delaware 19809, Attention: Head of U.S. Fund Accounting (or such other address as BNYM may inform the Administrator in writing); (b) if to the Administrator, at 303 Broadway, Suite 1100, Cincinnati, OH 45202, Attention: Fund Administration, with a copy to General Counsel, 400 Broadway, Cincinnati, OH 45202 (or such other address as the Administrator may inform BNYM in writing) or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party.  If notice is sent by confirming telegram, cable, telex, or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

19.          Amendments. The parties may amend or waive any part of this Agreement only by written amendment signed by both parties.

20.          Assignment; Delegation and Subcontracting. Either party may assign this Agreement or delegate its rights and duties hereunder to any Affiliate (the “Assigning Party”), provided that the Assigning Party gives the other party 30 days’ prior written notice of such assignment or delegation. BNYM may subcontract with, hire, engage or otherwise outsource to any third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNYM under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNYM of any of its obligations, responsibilities or liabilities hereunder, and provided such functions, services, duties or obligations are performed by the third party at a substantially similar service level as that performed by BNYM. A change of control (as defined above) of either party shall not constitute an assignment of this Agreement.

21.          Counterparts. The parties may execute this Agreement in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.          Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

23.          Miscellaneous.

(a)           Notwithstanding anything in this Agreement to the contrary, the Administrator agrees to notify and seek written prior approval from BNYM of any modifications made to a Fund’s registration statement or any policies adopted by a Fund which would materially affect

BNYM’s obligations or responsibilities under this Agreement. If the request is reasonable in BNYM’s sole discretion, then BNYM agrees to promptly provide consent. The scope of services to be provided by BNYM under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(b)           Except as expressly provided in this Agreement, BNYM hereby disclaims all representations and warranties, express or implied, made to the Administrator, a Fund, or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose, or otherwise (irrespective of any course of dealing, custom, or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. BNYM disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(c)           This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of BNYM are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Administrator, a Fund, or any other person. The parties agree that this Agreement does not establish an attorney-client relationship between BNYM and the Administrator or a Fund.

(d)           The Administrator will cause each Fund to provide such information and documentation as BNYM may reasonably request in connection with services provided by BNYM with respect to such Fund.

(e)           The parties agree that this Agreement shall be governed by Delaware law, without regard to principles of conflicts of law.

(f)            If a court decision, statute, administrative rule, or otherwise makes any provision of this Agreement invalid, the remainder of this Agreement shall remain fully effective. This Agreement shall bind the parties and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third-party beneficiaries hereof.

(g)           The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(h)           To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution. Certain of BNYM’s Affiliates are financial institutions, and BNYM may, as a matter of policy, request (or may have already requested) the Administrator’s name, address, and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. BNYM may also ask (and may have already asked) for additional identifying information. BNYM may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year noted below.

BNY MELLON INVESTMENT
SERVICING (US) INC.

By:	/s/ Robert Mathison, Jr.
Name:	Robert Mathison, Jr.
Title:	Managing Director

Date: 12/30/14

TOUCHSTONE ADVISORS, INC.

By:	/s/ Terrie Wiedenheft

Name:	Terrie Wiedenheft
Title:	Chief Financial Officer

By:	/s/ Jill T. McGruder
Name:	Jill T. McGruder
Title:	Chief Compliance Officer

Date:	12/29/14

EXHIBIT A

THIS EXHIBIT A, effective as of January 1, 2015 is Exhibit A to that certain Sub-Administration and Accounting Services Agreement effective as of January 1, 2015 between BNY Mellon Investment Servicing (US) Inc. and Touchstone Advisors, Inc.

Fund Name	Portfolio
Touchstone Strategic Trust (3/31 FYE)

Touchstone Flexible Income Fund

Touchstone Focused Fund

Touchstone Growth Opportunities Fund

Touchstone International Value Fund

Touchstone Large Cap Growth Fund

Touchstone Mid Cap Growth Fund

Touchstone Sands Capital Emerging Markets Growth Fund

Touchstone Small Cap Growth Fund

Touchstone Strategic Trust (6/30 FYE)	Touchstone Capital Growth Fund Touchstone International Small Cap Fund Touchstone Large Cap Fund Touchstone Small Cap Value Opportunities Fund Touchstone Value Fund
Touchstone Strategic Trust (12/31 FYE)	Touchstone Dynamic Equity Fund Touchstone Balanced Allocation Fund Touchstone Conservative Allocation Fund Touchstone Growth Allocation Fund Touchstone Moderate Growth Allocation Fund
Touchstone Tax-Free Trust (6/30 FYE)	Touchstone Ohio Tax-Free Bond Fund Touchstone Ohio Tax-Free Money Market Fund Touchstone Tax-Free Money Market Fund*
Touchstone Investment Trust (9/30 FYE)	Touchstone Active Bond Fund Touchstone High Yield Fund Touchstone Institutional Money Market Fund* Touchstone Money Market Fund*
Touchstone Institutional Funds Trust (12/31 FYE)	Touchstone Sands Capital Institutional Growth Fund
Touchstone Variable Series Trust (12/31 FYE)

Touchstone VT Active Bond Fund

Touchstone VT Baron Small Cap Growth Fund

Touchstone VT High Yield Fund

Touchstone VT Large Cap Core Equity Fund

Touchstone VT Mid Cap Growth Fund

Touchstone VT Money Market Fund*

Touchstone VT Third Avenue Value Fund

Touchstone VT Aggressive ETF Fund Touchstone VT Conservative ETF Fund Touchstone VT Moderate ETF Fund
Touchstone Funds Group Trust (9/30 FYE)

Touchstone Arbitrage Fund

Touchstone Emerging Markets Equity Fund

Touchstone Global Real Estate Fund

Touchstone International Fixed Income Fund

Touchstone Merger Arbitrage Fund

Touchstone Mid Cap Fund

Touchstone Mid Cap Value Fund

Touchstone Premium Yield Equity Fund

Touchstone Sands Capital Select Growth Fund

Touchstone Small Cap Core Fund

Touchstone Small Cap Value Fund

Touchstone Total Return Bond Fund

Touchstone Ultra Short Duration Fixed Income Fund

* Receiving Money Market Fund Services.

APPENDIX A

Definitions

As used in this Agreement:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” means an entity controlled by, controlling or under common control with the subject entity, with “control” for this purpose defined to mean direct or beneficial ownership of 50% or more of the equity interests of an entity and possession of the power to elect 50% or more of the entity’s directors, trustees, or similar persons performing policy-making functions.

“Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Directors to give Oral Instructions or Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

“Claim” means any claim, demand, suit, action, obligation, liability, suit, controversy, breach, proceeding or allegation of any nature, including any threat of any of the foregoing (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory or forum.

“Loss” means any one, or any series of related, losses, costs, damages, expenses, awards, judgments, assessments, fines, penalties, payments, reimbursements, adverse consequences, liabilities or obligations of any nature, including without limitation any of the foregoing arising out of any Claim and all costs of litigation or threatened litigation such as but not limited to court costs, costs of counsel, discovery, experts, settlement and investigation.

“Loss Date” means the date of occurrence of the event or circumstance causing a particular Loss, or the date of occurrence of the first event or circumstance in a series of events or circumstances causing a particular Loss.

“Oral Instructions” mean oral instructions received by BNYM from an Authorized Person or from a person reasonably believed by BNYM to be an Authorized Person. BNYM may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

“SEC” means the Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act, and the 1940 Act.

“Shares” means the shares of beneficial interest of any series or class of the Fund.

“Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by BNYM to be an Authorized Person) and received by BNYM or (ii) trade instructions transmitted (and received by BNYM) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. An Authorized Person may delivery instructions electronically, by hand, mail, tested telegram, cable, telex, or facsimile sending device.